December 28, 2005
via facsimile and U.S. mail

Mr. William L. Thomas
Chief Financial Officer
Golden Phoenix Minerals Inc.
1675 E. Prater Way, Suite 102
Sparks, Nevada  89434

	Re:	Golden Phoenix Minerals Inc.
		Form 10-K, filed April 18, 2005
		File No 333-129130

Dear Mr. Thomas:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the areas
identified below.   Please provide us a response to the comments
and
include appropriate disclosure in amended filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

General

1. Insert a small-scale map showing the location and access to the properties. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

2. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimates for the Mineral ridge and Ashdown properties. Show that these calculations demonstrate the cutoff grade or tenor as used to define a mineral resource has reasonable prospects for economic extraction.
In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices based on the recent historic three-year average.

Mineral Ridge Gold Mine - Esmeralda County, Nevada, page 4

3. The ore reserves for the Mineral Ridge mine as stated in Part
1,
on page 4 are not the same as those reserves shown in the financial statements, on page 23. Please correct the reserve tonnage estimates. In addition to the above discrepancy, the stated recovery of 81 percent is not reflected in the recovered metal in either location. The recovered metal figures quoted, could indicate a gold recovery of 87 percent. Include the leach dump recoverable ounces as a separate line item in the reserve estimates. Please correct in both locations, using the appropriate metallurgical recovery and/or recovered metal estimates and as separate items all leach dump or stockpile inventories. Disclose whether the reserve estimate contains values for silver as this may be another source of revenue.

Ashdown Project - Humboldt County, Nevada, page 6

4. Your Joint Venture (JV) partner of the Ashdown project (Win-Eldrich Mines Ltd.) reports, on their website (www.win-eldrich.com),
Probable Open Pit Gold Reserves of over 1 million tons averaging
0.088 Ounces per ton gold (OPT) and 957,326 tons averaging 0.363% Molybdenum (Mo or MoS2). However your company only reported mineralized material totaling 1,180,000 tons averaging 0.125 OPT and
146,000 tons averaging 2.900% Molybdenum.  Please clarify the tonnage
and grade variances.  Please recognize and restate as necessary that
mineralized material is of uncertain economic potential and can not
be referred to as ore in any manner, as this would imply that a profit can be recognized by mining and processing this material. Also reconcile and disclose the differences between your company`s (Golden Phoenix) estimate and that of your JV partner as to the quantities and quality of these reserves or mineralized material. Another issue, in regard to reserves, is that your company cannot capitalize the extensive construction costs of the Ashdown project until a reserve estimate is declared. Mineralized material can not be used to capitalize and amortize costs, unlike proven & probable reserves. Without a reserve estimate the construction costs of the
Ashdown project will need to be expensed as incurred.   It is the
staff`s position that prior to declaring reserves, the company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities.
Revise the filing accordingly.

5. The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), (see www.sec.gov/divisions/corpfin /forms/industry.htm#secguide7). The terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company does not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact George (Ken) Schuler, mining engineer, at
(202)
551-3718 or, in his absence, Roger Baer, mining engineer, at (202) 551-3705, if you have questions regarding engineering comments. Please contact me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. William L. Thomas
Golden Phoenix Minerals Inc.
December 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE